CHINAEDU REPORTS FOURTH QUARTER AND FISCAL YEAR 2011 RESULTS

Quarterly Net Revenue Exceeds Company Guidance, Increasing 19.4 Percent Year-Over-Year

Full Year 2011 Net Revenue Increases 12.1 Percent Year-Over-Year

BEIJING, CHINA – March 7, 2012 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.1

Fourth Quarter 2011 Highlights

•	Total net revenue for the fourth quarter of 2011 was $19.2 million, a 19.4 percent increase from $16.0 million in the corresponding period in 2010. Total net revenue exceeded Company guidance for the quarter.
•	Net revenue from online degree programs was $15.4 million, an increase of 19.8 percent from $12.8 million in the corresponding period of 2010.
•	Net income attributable to ChinaEdu was $0.4 million.
•	Adjusted net income attributable to ChinaEdu2 was $0.8 million.
•	Net income attributable to ChinaEdu per diluted ADS3 was $0.022.
•	Adjusted net income attributable to ChinaEdu per diluted ADS4 was $0.049.
•	The number of revenue students5 in online degree programs during the Fall 2011 semester increased roughly 27.9 percent year-over-year to approximately 197,000 students.

Full Year 2011 Highlights

•	Total net revenue for 2011 was $69.3 million, a 12.1 percent increase from $61.8 million in 2010.
•	Net revenue from online degree programs was $55.2 million, an increase of 12.0 percent from $49.3 million in 2010.
•	Net income attributable to ChinaEdu was $2.7 million.
•	Adjusted net income attributable to ChinaEdu was $4.4 million.
•	Net income attributable to ChinaEdu per diluted ADS was $0.158.
•	Adjusted net income attributable to ChinaEdu per diluted ADS was $0.260.
•	The number of revenue students in online degree programs during 2011 increased roughly 14.5 percent over 2010 to approximately 356,000 students.

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months and the years ended on December 31, 2011and 2010 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.2939 to $1.00, the noon buying rate in effect on December 31, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests portion, and amortization of intangible assets and land use rights.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended December 31, 2011 and 2010 are revenue students in fall 2011 and fall 2010, respectively. The numbers for the years ended December 31, 2011 and 2010 are total revenue students in spring 2011 and fall 2010, respectively.

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Julia Huang, chairman of the board of directors of ChinaEdu commented, “We were pleased to see a healthy increase in our online degree enrollment as well as increases in revenue from other business lines in the fourth quarter. Our learning centers network expansion was on track and we also saw the results of our effort to drive increased monetization at each of our learning centers.” She continued, “Last year was a year of reinvention in our non-online degree programs. While investment in those areas continued throughout the full fiscal year 2011, we are confident that after school tutoring and international curriculum programs will be important pieces of the Company’s business in the years to come. We continue to focus on driving enrollment in our core online degree programs, while prudently expanding the other areas of our business.”

Mr. Simon Mei, chief financial officer commented, “By enforcing tight cost control measures throughout 2011, we ended the fourth quarter with general and administrative expenses well under control. At the same time we saw strong revenue increases from our online degree programs as well as from other areas of our business. We will continue to control costs in 2012 and focus on further bolstering online degree program revenue. With a strong balance sheet and steady revenue growth from core business lines, we are well positioned to continue to ramp up operations in our online and offline tutoring programs, private schools and international curriculum programs.”

Financial Results for the Fourth Quarter Ended December 31, 2011

Net Revenue

Total net revenue for the fourth quarter of 2011 was $19.2 million, a 19.4 percent increase from $16.0 million in the corresponding period in 2010.

Net revenue from online degree programs for the fourth quarter of 2011 was $15.4 million, a 19.8 percent increase over $12.8 million in the corresponding period in 2010. The increase was primarily due to the continued expansion of the Company’s learning centers network, as well as organic growth in revenue students enrolled in online degree programs. Enrollment for 2011 Fall semester online degree programs was approximately 197,000 revenue students, a 27.9 percent increase from approximately 154,000 revenue students enrolled in the Fall 2010 semester.

As of December 31 2011, ChinaEdu’s learning centers network was providing recruiting services for 21 universities with 105 operational learning centers, of which 61 were proprietary centers6 and 44 were contracted centers7. This compares to 97 operational learning centers as of December 31, 2010, of which 54 were proprietary and 43 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs, in the fourth quarter of 2011 was $3.8 million, a 17.6 percent increase from $3.2 million in the fourth quarter of 2010. Of that, approximately $0.4 million was attributable to increased enrollment at our private school in Anqing.

Cost of Revenue

Total cost of revenue for the fourth quarter of 2011 was $8.6 million, an increase of 21.8 percent, from $7.1 million in the corresponding period of 2010.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

2

Cost of revenue for online degree programs in the fourth quarter of 2011 was $5.8 million, an increase of 19.6 percent compared to $4.9 million in the corresponding period of 2010. The increase is mainly attributable to increased recruiting related costs as well as spending related to the expansion of the Company’s learning centers network.

Cost of revenue for non-degree programs in the fourth quarter of 2011 was $2.8 million, an increase of 26.5 percent from $2.2 million in the fourth quarter of 2010. The rise in cost was related to an increase in staff and rental costs associated with the expansion of international and elite curriculum programs as well as the further development of interactive and personalized learning products for online tutoring programs. There was also a portion related to fixed asset depreciation and cafeteria expansion costs at the Anqing private school.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2011 was $10.6 million, compared to $9.0 million in the corresponding period of 2010. Gross margin decreased slightly to 55.1 percent, compared to 56.0 percent for the corresponding period in 2010.

Gross margin for online degree programs remained stable at 62.3 percent. In the future, we expect gross margin for online degree programs to decrease somewhat as the percentage of total net revenue contributed by the Company’s learning centers network increases. The learning centers network’s sales and service based model results in a higher cost of sales, whereas the joint venture model is more operationally driven.

Gross margin for online tutoring programs decreased to 55.7 percent, from 67.1 percent in fourth quarter of 2010, largely due to increased staff costs associated with the expansion of our interactive course offerings and the addition of more off-line personalized tutoring services. Gross margin for private schools increased to 24.8 percent, compared to 18.1 percent in the corresponding period in 2010. The increase was primarily due to strong enrollment at the Anqing School which is seeing economics of scale.

Gross margin for the international curriculum and elite programs was negative 20.3 percent for the fourth quarter of 2011. In the fourth quarter, there were continued increases in staff costs and rental costs associated with the expansion of new programs in this division.

Operating Expenses

Total operating expenses were $7.8 million in the fourth quarter of 2011, a very slight increase compared to $7.6 million in the corresponding period in 2010. As a percentage of net revenue, total operating expenses decreased to 40.6 percent, compared to 47.1 percent in the corresponding period in 2010. The slight increase in total operating expense was the result of the following:

•	General and administrative expenses for the fourth quarter of 2011 were $3.8 million, a decrease of 7.9 percent from $4.2 million in the corresponding period in 2010. As a percentage of net revenue, general and administrative expenses decreased to 20.0 percent from 25.9 percent in the same period in 2010. A reduction in certain staff costs as well as a one-time government subsidy received resulted in the decrease.
•	Selling and marketing expenses were $2.4 million in the fourth quarter of 2011, an increase of 28.2 percent compared to $1.9 million in the corresponding period in 2010. As a percentage of net revenue, selling and marketing expenses increased to 12.7 percent, up from 11.9 percent in the same period in 2010. The increase in selling and marketing expenses was primarily attributable to the expansion of selling and marketing staff and an increase in advertisements placed for the 101 online tutoring programs as well as an increase in marketing activities, such as conference attendance and brand promotion activities across the brands.

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•	Research and development expenses for the fourth quarter of 2011 were $1.5 million, flat with the corresponding period in 2010. As a percentage of net revenue, the research and development expense was 7.9 percent in the fourth quarter of 2011, decreasing from 9.3 percent in the same period of 2010.
•	Share-based compensation for the fourth quarter of 2011, which is allocated to the related cost and operating expenses line items, remained stable at $0.3 million.

Income from Operations

Income from operations in the fourth quarter of 2011 was $2.8 million, an increase of 94.8 percent compared to $1.4 million in the corresponding period of 2010. Operating margin increased to 14.5 percent for the fourth quarter of 2011, compared to 8.9 percent in the corresponding period of 2010.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets and land use rights, was $3.2 million for the fourth quarter of 2011, an increase of 64.7 percent compared to $2.0 million in the corresponding period of 2010.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the fourth quarter of 2011 increased to 16.9 percent, compared to 12.3 percent for the corresponding period of 2010.

Interest and Investment Income

Interest and investment income for the fourth quarter of 2011 increased 51.7 percent to $0.4 million, compared to $0.3 million for the corresponding quarter of 2010.

Income Tax Expense

In the fourth quarter of 2011, income tax expense was $1.2 million and the effective income tax rate was 37.4 percent. The Company had a higher tax rate in the fourth quarter of 2011 due to the allowance provided for on deferred income tax assets, resulting from cumulative historical losses at certain subsidiaries. The fourth quarter 2011 tax rate compares to an income tax credit of $1.0 million in the fourth quarter of 2010. The tax credit enjoyed by the Company in the fourth quarter of 2010 was the result of one of the Company’s subsidiaries being granted “new and high technology enterprises” status at the end of the fourth quarter of 2010, thus qualifying the Company for a 2010 preferential statutory tax rate of 15 percent commencing in the fourth quarter of 2010. As a result, deferred tax liabilities overbooked in the first three quarters in 2010 were reversed in the fourth quarter of 2010.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests remained stable at $1.7 million in the fourth quarter of 2011, compared to $1.6 million in the corresponding period in 2010.

Net Income Attributable to ChinaEdu Shareholders

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $0.4 million in the fourth quarter of 2011, representing a decrease of 65.8 percent from $1.1 million in the corresponding period of 2010.

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Net income attributable to ChinaEdu per basic and diluted ADS was $0.024 and $0.022, respectively, for the fourth quarter of 2011, as compared to $0.068 and $0.062, respectively, for the corresponding period in 2010.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $0.8 million in the fourth quarter of 2011 compared to $1.6 million in the corresponding period of 2010. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 4.2 percent in the fourth quarter of 2011, compared to 10.0 percent in the corresponding period of 2010.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.052 and $0.049, respectively, for the fourth quarter of 2011, compared to $0.100 and $0.092, respectively, in the corresponding period of 2010.

Deferred Revenue

As of December 31, 2011, deferred revenue was $21.8 million, consisting of current deferred revenue in the amount of $19.9 million and non-current deferred revenue in the amount of $1.9 million. In general, Fall semester tuition is received during the fourth quarter but is recognized both in the fourth quarter of the current year and in the first quarter of the following year. Private school revenue is received in September, but amortized over 6 or 12 months while online tutoring program revenue can be received at program enrollment and is mostly amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of December 31, 2011, the Company reported cash and cash equivalents and term deposits of $59.1 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $37.8 million as of December 31, 2011 compared to $39.2 million as of December 31, 2010.

Fiscal Year 2011 Results

Net Revenue

Total net revenue in 2011 was $69.3 million, an increase of 12.1 percent over $61.8 million in 2010.

Net revenue from online degree programs in 2011 was $55.2 million, a 12.0 percent increase from $49.3 million in 2010. This increase was primarily attributable to strong enrollment growth in online degree programs in 2011, particularly through our learning centers network. In aggregate, the number of revenue students enrolled in online degree programs was approximately 356,000 in 2011, a 14.5 percent increase from approximately 311,000 revenue students enrolled in online degree programs in 2010.

Net revenue from non-online degree programs in 2011 was $14.1 million, compared to $12.5 million in 2010. The 12.6 percent increase was primarily attributable to an increase in student enrollment at the Anqing private school and an increase in net revenue from 101 online tutoring programs in 2011.

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Cost of Revenue

Total cost of revenue in 2011 was $29.5 million, an increase of 25.7 percent from $23.5 million in 2010.

Cost of revenue for online degree programs in 2011 was $19.7 million, an increase of 21.9 percent compared to $16.2 million in 2010. The increase was primarily due to escaladed costs related to the expansion of the Company’s learning centers network and an increase in headcount throughout the year to support efforts to enhance current programs.

Cost of revenue for non-online degree programs in 2011 was $9.7 million, an increase of 34.0 percent compared to $7.3 million in 2010. The increase was primarily attributable to higher teaching and recruiting costs related to the expansion of international and elite curriculum programs to meet market demand for study-abroad opportunities. The increase was also due to increased staffing costs and depreciation charges at the Anqing School, as well as additional headcount required to develop interactive and personalized learning products for online tutoring programs.

Gross Profit

Gross profit for 2011 was $39.8 million, an increase of 3.8 percent compared with $38.3 million in 2010.

Gross margin in 2011 was 57.4 percent, compared with gross margin of 62.0 percent in 2010. The slight decrease was primarily due to increase of staffing and rental costs related to new business development and the expansion of the learning centers business.

Gross margin for online degree programs was 64.2 percent in 2011 compared with gross margin for online degree programs of 67.1 percent in 2010.

Gross margin for non-online degree programs was 30.9 percent in 2011 compared with gross margin for non-online degree programs of 41.9 percent in 2010.

Operating Expenses

Total operating expenses in 2011 were $29.8 million, a 17.7 percent increase from $25.3 million in 2010. The increase was primarily attributable to the following:

•	General and administrative expenses in 2011 were $14.9 million, an 11.7 percent increase from $13.4 million in 2010. With tight cost control measures enforced throughout 2011, general and administrative expenses as a percentage of total net revenue were 21.6 percent, similar to 2010.
•	Selling and marketing expenses in 2011 were $8.4 million, a 40.2 percent increase from $6.0 million in 2010. The increase was primarily attributable to an increase in advertising expenses across our non-degree business lines as well as increased sales and marketing headcount at certain subsidiaries.
•	Research and development expenses in 2011 were $6.4 million, representing an 8.6 percent increase from $5.9 million in 2010. This increase was primarily attributable to increased headcount and increased depreciation expenses associated with new research and development projects for online degree programs as well as new business initiatives for non-online degree programs.
•	Share-based compensation in 2011, which was allocated to the related cost of revenue and operating expense line items, was $1.0 million, similar to 2010.

6

Income from Operations

Income from operations was $10.0 million in 2011, a decrease of 23.3 percent from $13.0 million in 2010. Operating margin was 14.4 percent in 2011, compared to 21.1 percent in 2010.

Adjusted income from operations (non-GAAP) in 2011 was $11.8 million, a decrease of 20.5 percent compared to $14.8 million in 2010. Adjusted operating margin (non-GAAP) was 17.0 percent in 2011, compared to 24.0 percent in 2010.

Interest Income and Investment Income

Interest income and investment income increased 40.6 percent to $1.5 million in 2011, compared to $1.1 million in 2010.

Income Tax Expense

Income tax expense in 2011 was $2.7 million, compared with $2.1 million in 2010. The 2011 effective tax rate was 23.2 percent.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $6.3 million in 2011, an increase of 7.9 percent compared to $5.9 million in 2010. The increase was primarily due to the non-controlling interest impact related to the increase in net income from online degree programs.

Net Income attributable to ChinaEdu Shareholders

Net income attributable to ChinaEdu was $2.7 million in 2011, representing a decrease of 57.2 percent from $6.2 million in 2010. Net margin was 3.9 percent in 2011, compared to 10.1 percent in 2010.

Adjusted net margin was 6.3 percent for in 2011, compared to 12.8 percent in 2010.

First Quarter 2012 Guidance

ChinaEdu management expects total net revenue in the first quarter of 2012 to range from RMB110 million to RMB115 million or $17.5 million to $18.0 million, representing a 21 percent to 26 percent increase compared to the corresponding period in 2011. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 8, 2012 (9:00 p.m. Beijing/Hong Kong Time on March 8, 2012).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239381
Hong Kong:	+852 24750994
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	1 (866) 519-4004
Conference ID:	53185468

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A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until March 17, 2012.

Dial-in numbers for the replay are as follows:

Toll Free United States	+1 (866) 214 5335
International	+1 718 354 1232
Conference ID:	53185468

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 19 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 21 universities through nationwide learning centers network.

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Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

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ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	190,493	273,746	43,494
Term deposits	120,500	98,163	15,597
Short-term investments	32,469	34,648	5,505
Accounts receivable	35,091	31,478	5,001
Inventories	358	-	-
Prepaid expenses and other current assets	30,966	22,725	3,611
Amounts due from related parties	246,925	238,016	37,817
Deferred tax assets-current	5,003	5,697	905
Total current assets	661,805	704,473	111,930
Deferred tax assets-non-current	3,470	8,217	1,306
Rental deposits	936	2,213	351
Land use rights	27,265	26,657	4,235
Property and equipment, net	227,507	239,210	38,007
Deposits paid for acquisition of property and equipment	19,792	17,902	2,844
Acquired intangible assets, net	65,849	63,638	10,111
Goodwill	43,255	43,255	6,873
Total assets	1,049,879	1,105,565	175,657

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 10,277 and 1,975 as of December 31, 2010 and December 31, 2011)	11,410	2,239	356
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 18,762 and 20,525 as of December 31, 2010 and December 31, 2011)	105,891	125,332	19,913
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 12,486 and 18,644 as of December 31, 2010 and December 31, 2011)	83,486	91,980	14,614
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of 2,201 and 1,953 as of December 31, 2010 and December 31, 2011)	31,177	13,146	2,089
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 8,432 and 8,893 as of December 31, 2010 and December 31, 2011)	44,612	51,448	8,174
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 2,482 and 3,047 as of December 31, 2010 and December 31, 2011)	20,508	21,970	3,491
Total current liabilities	297,084	306,115	48,637
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 71 and 33 as of December 31, 2010 and December 31, 2011)	9,804	12,059	1,916
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 1,057 and 1,017 as of December 31, 2010 and December 31, 2011)	9,836	9,243	1,469
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 1,251 and 2,364 as of December 31, 2010 and December 31, 2011)	3,691	6,089	967
Total liabilities	320,415	333,506	52,989

Ordinary shares	4,104	4,041	642
Treasury shares, at cost	(1)	-	-
Additional paid in capital	682,364	673,516	107,011
Warrants	-	-	-
Statutory reserves	16,615	32,299	5,132
Accumulated deficits	(83,642)	(75,494)	(11,995)
Accumulated other comprehensive income	(20,288)	(29,556)	(4,696)
ChinaEdu shareholders’ equity	595,979	604,806	96,094
Noncontrolling interests	133,485	167,253	26,574
Total equity	729,464	772,059	122,668
Total liabilities and equity	1,049,879	1,105,565	175,657

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ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended			Tweleve Months Ended
(in thousands,except for percentage, share, and per share information)	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	102,023	123,127	19,562	402,335	453,116	71,994

Business Tax	1,046	2,569	408	13,493	17,257	2,743

Net Revenue:
Online degree programs	80,742	96,760	15,374	310,005	347,107	55,150
Online tutoring programs	6,004	6,057	962	23,669	25,755	4,092
Private primary and secondary schools	11,472	14,088	2,238	41,054	49,653	7,889
International and elite curriculum programs	2,759	3,653	580	14,114	13,344	2,120
Total net revenue	100,977	120,558	19,154	388,842	435,859	69,251

Cost of revenue:
Online degree programs	30,455	36,433	5,789	101,906	124,242	19,740
Online tutoring programs	1,977	2,683	426	6,101	9,107	1,447
Private primary and secondary schools	9,401	10,589	1,682	30,279	36,127	5,740
International and elite curriculum programs	2,591	4,393	698	9,416	16,128	2,562
Total cost of revenue	44,424	54,098	8,595	147,702	185,604	29,489

Gross profit(loss):
Online degree programs	50,287	60,327	9,585	208,099	222,865	35,410
Online tutoring programs	4,027	3,374	536	17,568	16,648	2,645
Private primary and secondary schools	2,071	3,499	556	10,775	13,526	2,149
International and elite curriculum programs	168	(740)	(118)	4,698	(2,784)	(442)
Total gross profit	56,553	66,460	10,559	241,140	250,255	39,762

Online degree programs	62.3%	62.3%	62.3%	67.1%	64.2%	64.2%
Online tutoring programs	67.1%	55.7%	55.7%	74.2%	64.6%	64.6%
Private primary and secondary schools	18.1%	24.8%	24.8%	26.2%	27.2%	27.2%
International and elite curriculum programs	6.1%	(20.3% )	(20.3% )	33.3%	(20.9% )	(20.9% )
Gross margin	56.0%	55.1%	55.1%	62.0%	57.4%	57.4%

Operating expenses:
General and administrative	26,185	24,121	3,832	84,110	93,950	14,927
Selling and marketing	11,980	15,362	2,441	37,632	52,777	8,385
Research and development	9,410	9,487	1,507	37,358	40,589	6,449
Total operating expenses	47,575	48,970	7,780	159,100	187,316	29,761
Income from operations	8,978	17,490	2,779	82,040	62,939	10,001
Operating margin	8.9%	14.5%	14.5%	21.1%	14.4%	14.4%

Other income	141	284	45	572	1,003	159
Interest income	1,590	2,641	420	5,552	8,843	1,405
Interest expense	(5)	-	-	(5)	-	-
Investment income	260	166	26	1,331	832	132
Income before income tax	10,964	20,581	3,270	89,490	73,617	11,697

Income tax benefit(expense)	6,002	(7,691)	(1,222)	(13,333)	(17,044)	(2,708)
Net income	16,966	12,890	2,048	76,157	56,573	8,989
Net income attributable to the noncontrolling interests	(10,151)	(10,557)	(1,677)	(36,840)	(39,752)	(6,316)
Net income attributable to ChinaEdu	6,815	2,333	371	39,317	16,821	2,673
Net margin	6.7%	1.9%	1.9%	10.1%	3.9%	3.9%

Net income attributable to ChinaEdu per ADS:
Basic	0.43	0.15	0.024	2.46	1.06	0.169
Diluted	0.39	0.14	0.022	2.27	1.00	0.158

Weighted average aggregate number of ADSs outstanding:
Basic	15,976,963	15,756,432	15,756,432	16,001,441	15,817,977	15,817,977
Diluted	17,267,688	16,569,830	16,569,830	17,336,743	16,879,636	16,879,636

* Gross revenue are detailed as follows
Online degree programs	81,462	98,978	15,726	322,433	362,888	57,657
Online tutoring programs	6,163	6,177	981	23,873	26,381	4,192
Private primary and secondary schools	11,479	14,106	2,241	41,095	49,726	7,901
International curriculum programs	2,919	3,866	614	14,934	14,121	2,244

11

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended			Tweleve Months Ended
(in thousands, unaudited)	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	16,966	12,890	2,048	76,157	56,573	8,989
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,079	1,660	263	6,283	6,483	1,030
Depreciation and amortization of property and equipment	6,504	6,637	1,055	20,971	23,900	3,797
Amortization of land use rights	152	152	24	609	608	97
Amortization of acquired intangible assets	1,171	1,078	171	4,432	4,171	663
Gain on consolidation of Hongcheng Xueyuan	(260)	-	-	(260)	-	-
Gain on sale of investment	-	(166)	(26)	(1,071)	(832)	(132)
Provision for amounts due from related parties and account receivables	540	-	-	540	-	-
Loss from disposal of property and equipment	82	81	13	82	234	37
Deferred income taxes	(5,036)	(2,894)	(460)	(4,600)	(6,034)	(959)
Changes in assets and liabilities
Change in restricted cash	365	-	-	365	-	-
Accounts receivable	(11,973)	(8,033)	(1,276)	(6,900)	3,613	574
Inventory	971	-	-	1,494	358	57
Prepaid expenses and other current assets	(9,950)	4,436	705	(4,930)	7,458	1,185
Amounts due from related parties	(42,571)	(8,708)	(1,384)	(68,791)	8,646	1,374
Rental deposits	126	409	65	(61)	(1,277)	(203)
Accounts payable	(864)	(8,449)	(1,342)	1,128	(2,013)	(320)
Deferred revenues	69,612	81,115	12,888	8,589	21,858	3,473
Accrued expenses and other current liabilities	5,789	(9,464)	(1,504)	14,628	8,700	1,382
Amounts due to related parties	(21,336)	(10,136)	(1,610)	4,009	(19,717)	(3,133)
Income tax payable	2,173	9,319	1,481	11,223	6,836	1,086
Other taxes payable	4,476	3,480	553	4,555	1,462	232
Unrecognized tax benefit	(4,583)	667	106	(4,036)	2,398	381
Net cash provided by operating activities	14,433	74,074	11,770	64,416	123,425	19,610

Investing activities:
Purchase of business,net of cash acquired of RMB1,382 and RMB nil in 2010 and 2011	1,382	-	-	(6,078)	-	-
Purchase of property and equipment	(4,608)	(2,702)	(429)	(26,859)	(20,788)	(3,303)
Deposits paid for acquisition of property and equipment	-	(3,873)	(615)	(19,792)	(18,863)	(2,997)
Purchase of term deposits	40,971	(11,000)	(1,748)	1,434	22,337	3,549
Purchase of short-term investments	(1,598)	(2,556)	(406)	(28,016)	(19,556)	(3,107)
Proceeds from disposal of property and equipment	4	20	3	112	275	44
Proceeds from the sale of investment	-	4,119	654	17,071	17,339	2,755
Purchase of exclusive partnership with universities	-	-	-	-	(1,960)	(311)
Acquisition of noncontrolling interest of Yuancheng Education	-	-	-	(998)	-	-
Net cash provided by(used in) investing activities	36,151	(15,992)	(2,541)	(63,126)	(21,216)	(3,370)

Financing activities:
Deferred payment of purchase of property and equipment	-	(1,479)	(235)	-	(1,479)	(235)
Cash dividends paid to noncontrolling shareholders	-	(49)	(8)	(5,632)	(13,510)	(2,147)
Capital contributions by noncontrolling shareholders	490	-	-	490	2,960	470
Proceeds from exercise of share options	3,315	20	3	6,098	598	95
Prepayment for shares repurchase	1,089	(38)	(6)	(735)	(168)	(27)
Repurchase and cancellation of ordinary shares	(13,142)	(688)	(109)	(13,468)	(7,437)	(1,182)
Repayment of loan from related party	-	(14,500)	(2,304)	-	(47,500)	(7,547)
Loan from related party	-	10,000	1,589	-	47,500	7,547
Short term loan	(5,725)	-	-	-	-	-
Net cash used in financing activities	(13,973)	(6,734)	(1,070)	(13,247)	(19,036)	(3,026)

Effect of foreign exchange rate changes	(106)	(23)	(4)	(693)	80	14

CASH AND CASH EQUIVALENTS, beginning of period	153,988	222,421	35,339	203,143	190,493	30,266

CASH AND CASH EQUIVALENTS, end of period	190,493	273,746	43,494	190,493	273,746	43,494

Net increase (decrease) in cash and cash equivalents	36,505	51,325	8,155	(12,650)	83,253	13,228

12

ChinaEdu Corporation
Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended			Tweleve Months Ended
(in thousands, unaudited)	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	100,977	120,558	19,154	388,842	435,859	69,251
Income from operations	8,978	17,490	2,779	82,040	62,939	10,001
Adjustment:
Share-based compensation	2,079	1,660	263	6,283	6,483	1,030
Amortization of intangible assets and land use rights	1,323	1,230	195	5,041	4,779	760
Adjusted income from operations (non-GAAP)	12,380	20,380	3,237	93,364	74,201	11,791
Adjusted operating margin (non-GAAP)	12.3%	16.9%	16.9%	24.0%	17.0%	17.0%

ChinaEdu Corporation
Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended			Tweleve Months Ended
(in thousands, unaudited)	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	100,977	120,558	19,154	388,842	435,859	69,251
Net income attributable to ChinaEdu	6,815	2,333	371	39,317	16,821	2,673
Adjustment:
Share-based compensation	2,079	1,660	263	6,283	6,483	1,030
Share-based compensation attributable to the noncontrolling interest	(140)	(110)	(17)	(913)	(486)	(77)
Amortization of intangible assets and land use rights	1,323	1,230	195	5,041	4,779	760
Adjusted net income attributable to ChinaEdu (non-GAAP)	10,077	5,113	812	49,728	27,597	4,386
Adjusted net margin (non-GAAP)	10.0%	4.2%	4.2%	12.8%	6.3%	6.3%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.63	0.32	0.052	3.11	1.74	0.277
Diluted	0.58	0.31	0.049	2.87	1.63	0.260

Weighted average aggregate number of ADSs outstanding:
Basic	15,976,963	15,756,432	15,756,432	16,001,441	15,817,977	15,817,977
Diluted	17,267,688	16,569,830	16,569,830	17,336,743	16,879,636	16,879,636

13